UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  ________                 to ________

Commission File Number:  000-11486

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

UNION CENTER NATIONAL BANK
401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Center Bancorp, Inc.
2455 Morris Avenue
Union, New Jersey 07083-0007

Union Center National Bank 401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule
Years ended December 31, 2009 and 2008

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Administrator of
the Union Center National Bank
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Union Center National Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended and the supplemental schedule as of December 31, 2009.  These financial statements and supplemental schedule are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for a Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

ParenteBeard LLC
Reading, Pennsylvania
June 29, 2010

Union Center National Bank 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value:
Money market and checking accounts	$7,463	$413
Mutual funds	2,344,392	1,730,408
Investment contract with insurance company	865,848	1,102,841
Center Bancorp, Inc. common stock	841,825	651,873
Participant loans	115,854	130,594
Total assets	$4,175,382	$3,616,129

Liabilities
Excess contributions	$514	$3,775
Total liabilities	$514	$3,775
Net assets available for benefits	$4,174,868	$3,612,354

See the accompanying notes to the financial statements.

Union Center National Bank 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available For Benefits

	Years Ended December 31,
	2009	2008
Investment income (loss):
Net appreciation (depreciation) in fair value of investments held by insurance company	$461,029	$(846,417)
Net appreciation (depreciation) of investments in Center Bancorp, Inc. common stock	63,847	(201,956)
Interest and dividends	26,125	33,343
Total investment income (loss)	551,001	(1,015,030)

Contributions:
Participants	390,534	418,595
Employer	268,105	280,670
Rollovers	14,410	16,650
Total contributions	673,049	715,915

Benefits paid to participants	(661,536)	(462,439)

Net increase (decrease) in net assets available for benefits	562,514	(761,554)

Net assets available for benefits, beginning of year	3,612,354	4,373,908

Net assets available for benefits, end of year	$4,174,868	$3,612,354

See the accompanying notes to the financial statements.

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

1.	Description of Plan

General

The Union Center National Bank 401(k) Profit Sharing Plan, as amended, (the “Plan”) is a 401(k) plan covering all eligible employees of Union Center National Bank (the “Company”, “Employer” or “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Eligibility

All employees age 21 and over are eligible for participation in the Plan on the first available entry date after date of hire.  For employer matching contributions, employees must have completed one year of service for participation as of the first anniversary of their hire date provided they complete at least 1,000 hours of service during the 12 month period beginning on their first day of employment.

Participant Contributions

Participants may contribute between 2% to 90% of pre-tax annual compensation, subject to Internal Revenue Service limitations.

Employer Contributions

For the years ended December 31, 2009 and 2008, the Company’s contribution was $1.00 for each $1.00 of a participant’s contribution up to 6% of the participant’s earnings, as defined in the Plan.

Vesting

A participant is fully vested at all times in his or her employee contributions and earnings, including unrealized appreciation, depreciation or losses thereon. Employer contributions and income thereon vest at the rate of 20% for each year of service, as defined in the Plan. After five years of participation, a participant is 100% vested in employer contributions and earnings, including unrealized appreciation, depreciation or losses thereon.

Payment of Benefits

A participant’s vested interest in the Plan’s assets is distributable generally upon termination, disability, retirement or death. Participants may withdraw from their individual accounts pursuant to specific guidelines as set forth in the Plan.

Participant Accounts

Investments are participant-directed. Investment options include a varied selection of mutual funds as well as Center Bancorp, Inc. common stock.

Administrative Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company.

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

1.	Description of Plan (continued)

Forfeitures

Any amounts not vested upon the termination of a participant may be used to make future employer matching contributions.  For the years ended December 31, 2009 and 2008, forfeited non-vested accounts amounted to $8,237 and $540, respectively.

Participant Loans

The Plan permits participants to borrow from their vested account balance. A participant is permitted to borrow up to 50% of his or her vested account balance, not to exceed $50,000. Loans must be fully repaid through payroll deductions within five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the current prime rate plus 1/2 percentage point.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities reported in the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in mutual funds are stated at fair value. Center Bancorp, Inc. common stock is valued at the last reported sales price on the last business day of the calendar year. The fair value of investment contract with insurance company approximates the contract value.  Participant loans are valued at their outstanding balances, which approximate fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Fully Benefit-Responsive Investment Contracts

As described in Financial Accounting Standards Board (“FASB”) ASC 946-210 and ASC 962-325, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefit payments to participants are recorded when paid. Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity.  Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of his or her vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally be held in a trust until the participant’s normal or early retirement date.

Income Taxes

The Plan is exempt from federal income taxes under the Internal Revenue Code.

New Accounting Standard

In June 2009, the FASB established the FASB Accounting Standards Codification (“Codification”) as the sole source of authoritative accounting principles generally accepted in the United States of America.  As a result, all references to accounting literature will conform to the appropriate reference within the Codification.  The adoption of the Codification, which became effective during September 2009, did not have any impact on the Plan’s financial statements.

3.	Investment Contract with Insurance Company

The Plan entered into a benefit-responsive investment contract with Nationwide Life Insurance Company (“Nationwide”). Nationwide maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the statement of net assets available for benefits at fair value which approximates the contract value as reported to the Plan by Nationwide. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value of the investment contract at December 31, 2009 and 2008 approximated the contract value. The average yield and crediting interest rates were approximately 0.06% and 1.06% for 2009 and 2008, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with Nationwide. The Plan administrator believes the occurrence of such events that would limit the Plan’s ability to transact at contract value with Plan participants is not probable.

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

4.	Investments

The fair value of individual investments that represent five percent or more of the Plan’s net assets available for benefits are as follows:

	December 31,
Description	2009		2008

Best of America Indexed Fixed (investment contract with insurance company)	$865,848		$1,102,841
Center Bancorp, Inc. common stock	841,825		651,873
American Funds Growth Fund of America R3	435,598		105,232	*
Nationwide Destination 2010 Fund Inst	392,613		-	*
Harbor International Fund Inst	352,800		-	*
Pioneer Cullen Value Fund A	260,110		-	*
PIMCO Total Return Fund A	225,667		109,249	*
JPMorgan Midcap Value Fund A	214,985		148,056	*
Oakmark Equity & Income Fund II	-	*	320,237

 *Does not represent five percent or more of the Plan’s net assets available for benefits for respective year, but is shown for comparative purposes.

During 2009 and 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

	Years Ended December 31,
	2009	2008

Mutual funds	$468,330	$(853,489)
Investment contract with insurance company	(7,301)	7,072
Center Bancorp, Inc. common stock	63,847	(201,956)
Total appreciation (depreciation)	$524,876	$(1,048,373)

5.	Fair Value Measurements

The Plan adopted guidance on fair value measurements as of January 1, 2008. The guidance established a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820-10-05 are described below:

•	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2:   Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (for example, supported with little or no market activity).

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

5.	Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2009 or 2008.

•	Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan.

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Investment contract with insurance company: Valued at contract value, which approximates fair value.

•	Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$2,344,392	$2,344,392	$-	$-
Common stocks	841,825	841,825	-	-
Investment contract with insurance company	865,848	-	-	865,848
Participant loans	115,854	-	-	115,854
Total	$4,167,919	$3,186,217	$-	$981,702

	Assets at Fair Value as of December 31, 2008
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$1,730,408	$1,730,408	$-	$-
Common stocks	651,873	651,873	-	-
Investment contract with insurance company	1,102,841	-	-	1,102,841
Participant loans	130,594	-	-	130,594
Total	$3,615,716	$2,382,281	$-	$1,233,435

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

5.	Fair Value Measurements (continued)

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008:

	Year Ended December 31, 2009
Level 3 Assets	Investment Contract with Insurance Company	Participant Loans

Balance, beginning of year	$1,102,841	$130,594
Realized losses	(7,301)	-
Purchases, sales, issuances and settlements, net	(229,692)	(14,740)
Balance, end of year	$865,848	$115,854

	Year Ended December 31, 2008
Level 3 Assets	Investment Contract with Insurance Company	Participant Loans

Balance, beginning of year	$930,641	$124,706
Realized gains	7,072	-
Purchases, sales, issuances and settlements, net	165,128	5,888
Balance, end of year	$1,102,841	$130,594

6.	Tax Status

The Plan’s latest determination letter is dated January 11, 2002, in which the Internal Revenue Service states that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and therefore believe that the Plan is qualified and the related trust is tax-exempt.

7.	Related Party Transactions

Nationwide Life Insurance Company, the custodian of the Plan, manages certain Plan investments, which include mutual funds and an investment contract with an insurance company.  The Plan maintains a checking account at the Company and invests in Center Bancorp, Inc. common stock, the parent corporation of the Company.  In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts.  Therefore, related transactions qualify as party-in-interest transactions.  All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

8.	Risks and Uncertainties

The Plan’s investments are concentrated in funds that invest in marketable equity securities. Such securities are subject to various risks that determine the value of the funds. Due to the level of risk associated with certain equity securities and the level of uncertainty related to changes in the value of these securities, it is at least reasonably possible that changes in market conditions in the near term could materially affect participants’ account balances and the value of investments reported in the financial statements.

Union Center National Bank 401(k) Profit Sharing Plan

Notes to Financial Statements

8.	Risks and Uncertainties (continued)

The Plan also holds investments in Center Bancorp, Inc.’s common stock and accordingly, Plan participants’ accounts that hold shares of Center Bancorp, Inc.’s common stock are exposed to market risk in the event of a significant decline in the value of such stock.

9.	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to amend, alter, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan participants will become 100% vested in their employer contributions and will be entitled to full distribution of such amounts. A participant is fully vested at all times in his or her employee contributions.

10.	Excess Contributions

In order to satisfy the relevant nondiscrimination provisions of the Plan for the year ended December 31, 2009, the Plan expects to reimburse excess contributions to certain participants during 2010. Excess contributions amounting to $514 and $3,775 are recorded as a liability as of December 31, 2009 and 2008, respectively, and as a reduction of participant contributions for the years ended December 31, 2009 and 2008, respectively.

11.	Subsequent Events

The Plan Sponsor has evaluated subsequent events that occurred after the financial statement date of December 31, 2009 through the date the financial statements were issued and has determined that there were no subsequent events requiring disclosure.

Supplemental Schedule

Union Center National Bank 401(k) Profit Sharing Plan

Schedule of Assets (Held at End of Year)
(Line 4i of Schedule H to the 2009 Form 5500)
EIN: 22-1342912 - Plan Number: 002

December 31, 2009

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
	Identity of Issuer, Borrower,	Including Maturity Date, Rate of Interest,		Fair
	Lessor or Similar Party	Collateral Par or Maturity Date	Cost	Value
	Mutual Funds:
	American Century	American Century Inflation Adjusted Bond Fund Inst	(2)	$70
	American Funds	American Funds Growth Fund of America R3	(2)	435,598
	Baron Capital Group	Baron Small Cap Fund	(2)	6,196
	Eagle Management, Inc.	Eagle Series Trust Mid Cap Fund	(2)	116,353
	Goldman Sachs	Goldman Sachs Small Cap Value Fund A	(2)	163,819
	Harbor	Harbor Small Cap Growth Fund	(2)	91,162
	Harbor	Harbor International Fund Inst	(2)	352,800
	JPMorgan	JPM Mid Cap Value Fund A	(2)	214,985
(1)	Nationwide	Nationwide S&P 500 Index Fund	(2)	62,670
(1)	Nationwide	Nationwide Money Market Fund Inst	(2)	1,278
(1)	Nationwide	Nationwide Destination 2010 Fund Inst	(2)	392,613
(1)	Nationwide	Nationwide Destination 2015 Fund Inst	(2)	35
(1)	Nationwide	Nationwide Destination 2020 Fund Inst	(2)	5,574
(1)	Nationwide	Nationwide Destination 2025 Fund Inst	(2)	1,300
(1)	Nationwide	Nationwide Destination 2030 Fund Inst	(2)	36
(1)	Nationwide	Nationwide Destination 2045 Fund Inst	(2)	6,244
(1)	Nationwide	Nationwide Destination 2050 Fund Inst	(2)	6,244
	Oppenheimer Funds	Oppenheimer Value Fund A	(2)	58
	PIMCO Funds	PIMCO Total Return Fund Class A	(2)	225,667
	Pioneer Investments	Pioneer Cullen Value Fund A	(2)	260,110
	Prudential Investments	Prudential Dryden Global Real Estate Fund	(2)	36
	The Oakmark Funds	Oakmark International Fund LI	(2)	1,544
	Investment Contract with Insurance Company:
(1)	Nationwide Life Insurance Company of America	Best of America Indexed Fixed Annuity	(2)	865,848
	Common Stock:
(1)	Center Bancorp, Inc.	Common stock	(2)	841,825
(1)	Participant Loans	Interest rate 3.75%	$0	115,854
(1)	Union Center National Bank	Cash: Checking Account	(2)	6
(1)	Stifel Nicolaus	Cash: General Money Market Fund	(2)	7,457
				$4,175,382
	(1) Party-in-interest.
	(2) Not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Union Center National Bank 401(k) Profit Sharing Plan

By:	/s/ Stephen J. Mauger
June 29, 2010	Stephen J. Mauger, Senior Vice President and Chief Financial Officer Union Center National Bank

EXHIBIT INDEX

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm